BG Strategic Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(849,127)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Depreciation expense		6,341
Allowance for doubtful accounts		26,997
Decrease in:		
Accounts receivable		17,127
Prepaid expenses		2,080
Deposits		8,500
(Decrease) increase in:		
Accounts payable		(17,743)
Accrued expenses		(113,172)
Deferred revenue		69,452
Net cash used in operating activities		(849,545)
Cash flows from investing activities		-
Cash flows from financing activities:		
Net payments made on behalf of related parties		(3,715)
Capital contribution		755,000
Net cash provided by financing activities		751,285
Net decrease in cash and cash equivalents		(98,260)
Cash and cash equivalents, beginning of year		713,110
Cash and cash equivalents, end of year	$	614,850
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	950
Schedule of non-cash financing transactions:		
Non-cash distributions	$	11,045

See accompanying notes to financial statements.

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